UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-121380
BAY VIEW DEPOSIT CORPORATION
(originator of the Bay View 2005-LJ-1 Owner Trust Automobile Receivable Backed Notes, the Bay
View 2005-LJ-2 Owner Trust Automobile Receivable Backed Notes and the Bay View 2005-3 Owner Trust
Automobile Receivable Backed Notes )

(Exact name of Registrant as specified in its Charter)

1840 Gateway Drive, San Mateo, California	94404	650-312-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A-1 2.89625% 2005-LJ-1 Automobile Receivable Backed Notes
Class A-2 3.620% 2005-LJ-1 Automobile Receivable Backed Notes
Class A-3 3.860% 2005-LJ-1 Automobile Receivable Backed Notes
Class A-4 4.090% 2005-LJ-1 Automobile Receivable Backed Notes
Class I 0.500% 2005-LJ-1 Interest Only Securities
Class A-1 3.664% 2005-LJ-2 Automobile Receivable Backed Notes
Class A-2 4.200% 2005-LJ-2 Automobile Receivable Backed Notes
Class A-3 4.410% 2005-LJ-2 Automobile Receivable Backed Notes
Class A-4 4.550% 2005-LJ-2 Automobile Receivable Backed Notes
Class B 4.780% 2005-LJ-2 Automobile Receivable Backed Notes
Class C 4.920% 2005-LJ-2 Automobile Receivable Backed Notes
Class D 5.270% 2005-LJ-2 Automobile Receivable Backed Notes
Class A-1 4.41475% 2005-3 Automobile Receivable Backed Notes
Class A-2 4.860% 2005-3 Automobile Receivable Backed Notes
Class A-3 4.910% 2005-3 Automobile Receivable Backed Notes
Class A-4 5.010% 2005-3 Automobile Receivable Backed Notes
Class B 5.160% 2005-3 Automobile Receivable Backed Notes
Class C 5.310% 2005-3 Automobile Receivable Backed Notes
Class D 5.650% 2005-3 Automobile Receivable Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12g-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☑
Rule 12h-3(b)(1)(i)	☐
     Approximate number of holders of record as of the certification or notice date:

Class A-1 2.89625% 2005-LJ-1 Automobile Receivable Backed Notes	0
Class A-2 3.620% 2005-LJ-1 Automobile Receivable Backed Notes	7
Class A-3 3.860% 2005-LJ-1 Automobile Receivable Backed Notes	8
Class A-4 4.090% 2005-LJ-1 Automobile Receivable Backed Notes	13
Class I 0.500% 2005-LJ-1 Interest Only Securities	2
Class A-1 3.664% 2005-LJ-2 Automobile Receivable Backed Notes	0
Class A-2 4.200% 2005-LJ-2 Automobile Receivable Backed Notes	5
Class A-3 4.410% 2005-LJ-2 Automobile Receivable Backed Notes	2
Class A-4 4.550% 2005-LJ-2 Automobile Receivable Backed Notes	10
Class B 4.780% 2005-LJ-2 Automobile Receivable Backed Notes	1
Class C 4.920% 2005-LJ-2 Automobile Receivable Backed Notes	7
Class D 5.270% 2005-LJ-2 Automobile Receivable Backed Notes	6
Class A-1 4.41475% 2005-3 Automobile Receivable Backed Notes	4
Class A-2 4.860% 2005-3 Automobile Receivable Backed Notes	5
Class A-3 4.910% 2005-3 Automobile Receivable Backed Notes	15
Class A-4 5.010% 2005-3 Automobile Receivable Backed Notes	15
Class B 5.160% 2005-3 Automobile Receivable Backed Notes	1
Class C 5.310% 2005-3 Automobile Receivable Backed Notes	1
Class D 5.650% 2005-3 Automobile Receivable Backed Notes	1
Pursuant to the requirements of the Securities Exchange Act of 1934 Bay View Transaction Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 28, 2006	BY: /s/ John Okubo
John Okubo
Executive Vice President and Chief Financial Officer